03011747

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CASCADE FINANCIAL MANAGEMENT, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1430 WYNKOOP ST., SUITE 201
(No. and Street)

DENVER	COLORADO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

NELSON D. PERKINS (303)292-1121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COOPER NORMAN
(Name – *if individual, state last, first, middle name*)

155 2ND AVE. N.	TWIN FALLS	IDAHO	83301
(Address)	(City)	(State)	(Zip Code)

SEC MAIL RECEIVED PROCESSING MAR 03 2003 WASH. D.C. SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID J. TURNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CASCADE FINANCIAL MANAGEMENT, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Kimberly K Rains

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cooper Norman
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL LIMITED LIABILITY COMPANY

Member:
American Institute of CPA's
Idaho Society of CPA's
CPA Associates International, Inc.

155 Second Ave. North
Post Office Box 394
Twin Falls, ID 83303-0394
(208) 733-6581
FAX (208) 734-9609
E-Mail: cn@coopernorman.com
Web Site: www.coopernorman.com

REPORT ON INTERNAL CONTROL

REQUIRED BY SECURITIES EXCHANGE COMMISSION (SEC) RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM (SEC) RULE 15C3-3

CASCADE FINANCIAL MANAGEMENT, INC.
Board of Directors:

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Cascade Financial Management, Inc. and its wholly-owned subsidiary, CFMI Insurance Agency, LLC, (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

COOPER NORMAN

Roberta Norman CPA, CVA

February 25, 2003

CASCADE FINANCIAL MANAGEMENT, INC.

AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

Table of Contents

Cooper Norman
CERTIFIED PUBLIC ACCOUNTANTS
A PROFESSIONAL LIMITED LIABILITY COMPANY

Member:
American Institute of CPA's
Idaho Society of CPA's
CPA Associates International, Inc.

155 Second Ave. North
Post Office Box 394
Twin Falls, ID 83303-0394
(208) 733-6581
FAX (208) 734-9609
E-Mail: cn@coopernorman.com
Web Site: www.coopernorman.com

INDEPENDENT AUDITORS' REPORT

CASCADE FINANCIAL MANAGEMENT, INC.
AND ITS WHOLLY-OWNED SUBSIDIARY, CFMI INSURANCE AGENCY, LLC

We have audited the accompanying consolidated statement of assets, liabilities, and stockholders' equity of Cascade Financial Management, Inc. and its wholly-owned subsidiary, CFMI Insurance Agency, LLC, as of December 31, 2002, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cascade Financial Management, Inc. and its subsidiary as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cooper Norman
Robert A. Norman CPA, CVA

February 25, 2003

CASCADE FINANCIAL MANAGEMENT, INC.

AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED STATEMENT OF ASSETS, LIABILITIES, AND STOCKHOLDERS' EQUITY
DECEMBER 31, 2002

ASSETS

CURRENT ASSETS:		
Cash (Note 1)	$	43,188
Cash deposits with clearing organizations		35,000
Receivable from broker-dealer and clearing organization (Note 2)		96,371
Prepaids:		
2003 NASD fees		17,952
Computer services		4,250
Rent		12,948
Receivable from employee		8,500
Total current assets		218,209
FURNITURE AND EQUIPMENT (Notes 1 and 6)		47,246
Less accumulated depreciation		(6,118)
Furniture and equipment - net		41,128
OTHER ASSETS -		
Organizational costs, net of accumulated amortization of $3,482		15,512
TOTAL	$	274,849

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable and accrued liabilities	$	119,853
Income taxes payable (Note 1)		1,400
Total current liabilities		121,253
LONG-TERM LIABILITY -		
Deferred income taxes payable (Note 1)		1,000
COMMITMENTS (Note 5)		
STOCKHOLDERS' EQUITY (Note 6):		
Common stock, no par value; 50,000 shares authorized, 135 issued and outstanding		151,158
Retained earnings		1,438
Total stockholders' equity		152,596
TOTAL	$	274,849

See Independent Auditors' Report and
Notes to Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC.

AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

		Percent of Revenues
REVENUES:		
Commissions	$ 1,337,325	66.92%
Insurance fees	290,731	14.55%
Investment advisory fees	361,484	18.09%
Interest	8,737	0.44%
Total revenues	1,998,277	100.00%
EXPENSES:		
Employee compensation and benefits	1,222,022	61.15%
Floor brokerage, exchange, and clearance fees (Note 8)	167,036	8.36%
Rent (Note 5)	140,826	7.05%
Market research and quotes	101,258	5.07%
Payroll and property taxes	67,841	3.39%
Marketing and business development	37,798	1.89%
Dues and subscriptions	28,732	1.44%
Supplies	27,538	1.38%
Telephone	26,645	1.33%
Registration and licensing	22,959	1.15%
Professional services	22,169	1.11%
Travel	19,825	0.99%
Meals and entertainment	19,078	0.95%
Repairs and maintenance	14,363	0.72%
Insurance	14,096	0.71%
Postage and shipping	10,578	0.53%
Contributions	10,572	0.53%
Printing	7,727	0.39%
Computer services	7,132	0.36%
Depreciation (Note 1)	6,118	0.31%
Training	5,837	0.29%
Other expenses	5,487	0.27%
Moving expense	5,320	0.27%
Amortization (Note 1)	3,482	0.17%
Total expenses	1,994,439	99.81%
INCOME BEFORE TAXES	3,838	0.19%
INCOME TAXES (Note 1)	(2,400)	-0.12%
NET INCOME	$ 1,438	0.07%

See Independent Auditors' Report and
Notes to Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC.

AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
COMMON STOCK ISSUED IN				
IN CONNECTION WITH SPINOFF (Note 6)				
Cash	84.7	$ 95,267		$ 95,267
Furniture and equipment	25.3	28,338		28,338
NET INCOME			$ 1,438	1,438
PURCHASE OF COMMON SHARES	25.0	27,553		27,553
BALANCES AT DECEMBER 31, 2002	135.0	$ 151,158	$ 1,438	$ 152,596

See Independent Auditors' Report and
Notes to Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC.

AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

OPERATING ACTIVITIES:	
Cash received from clearing organization and customers	$ 1,901,906
Cash paid to suppliers and employees	(1,943,636)
Net cash used in operating activities	(41,730)
INVESTING ACTIVITIES:	
Purchases of furniture and equipment	(18,908)
Cash paid for organizational costs	(18,994)
Net cash used in investing activities	(37,902)
FINANCING ACTIVITIES -	
Proceeds from issuance of common stock	122,820
NET INCREASE IN CASH	43,188
CASH AT BEGINNING OF YEAR	0
CASH AT END OF YEAR	$ 43,188

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	1,438
Adjustments to reconcile net income to net cash used in operating activities -		
Depreciation and amortization		9,600
Deferred income taxes		1,000
Changes in assets and liabilities, net of effects from non-cash investing and financing activities:		
(Increase) in assets:		
Cash deposits with clearing organization		(35,000)
Receivable from broker-dealer and clearing organization		(96,371)
Prepaids		(35,150)
Receivable from employee		(8,500)
Increase in liabilities -		
Accounts payable and accrued liabilities		119,853
Income taxes payable		1,400
NET CASH USED IN OPERATING ACTIVITIES	$	(41,730)

SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITIES:

Furniture and equipment contributed for stock from stock spinoff (Note 7).

Furniture and equipment	$	28,338		
Common stock			$	28,338

See Independent Auditors' Report and
Notes to Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC.

AND ITS WHOLLY-OWNED SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Nature of Business

Cascade Financial Management, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company was incorporated as a Colorado Corporation in 2002.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned single member LLC subsidiary, CFMI Insurance Agency, LLC. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions and investment advisory. All material intercompany balances and transactions are eliminated in consolidation.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The transactions recorded on a settlement-date basis are not materially different from the trade-date basis.

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the terms of the agreements.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Taxable income was increased by approximately $9,500 of non-deductible expense required for meals and entertainment. The current income tax liability is $1,400 and the deferred income tax liability is $1,000. The deferred income tax liability is due to a temporary difference resulting from accelerated depreciation methods used for income tax purposes.

- Continued -

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED**

Depreciation and Amortization

Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years. Amortization is provided on a straight-line basis using estimated useful lives of five years.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company defines cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

2. **RECEIVABLE – CLEARING ORGANIZATION**

The amount receivable from the clearing organization for the year ended December 31, 2002 was $96,371. The Company clears all of its customer transactions through a broker-dealer independent of the Company on a fully disclosed basis.

3. **PENSION PLAN**

Effective in 2002, the Company implemented a 401(k) pension plan for all eligible employees. Employees are eligible to participate in the plan if they meet certain age limits, annual hours worked and length of employment requirements. Generally, employees could defer up to $11,000 in 2002. The employer made no contribution to the plan.

4. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002, the Company had net capital of $53,306, which was $3,306 in excess of its required net capital of $50,000. The Company's net capital ratio was 2.30 to 1.

5. **COMMITMENTS**

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Aggregate annual rentals for office space and equipment at December 31, 2002, are as listed below:

Year Ending December 31:	Office	Equipment	Total
2003	$ 77,685	$ 8,381	$ 86,066
2004	77,685	8,381	86,066
2005	77,685	8,381	86,066
2006	77,685		77,685
2007	77,685		77,685
Total	$388,425	$25,143	$413,568

The Company has the option of renewing the office lease for one additional three-year term at the market rate at time of renewal, and the equipment lease for one additional one-year term. The Company also has other rent agreements of one year or less. The aggregate expense for the year ended December 31, 2002 was $149,854.

6. **SPINOFF TO CREATE THE COMPANY**

On October 15, 2001, three shareholders of the Company entered into a Stock Transfer and Exchange Agreement (Agreement) with Cascade Investment Group, Inc. (CIG) and certain exchanging shareholders of CIG. Under the agreement, a new corporation was to be formed and select assets related to the Denver and Boulder offices of CIG moved to the new corporation in exchange for stock. The stock owned by the three shareholders of CIG was then to be exchanged for all of the outstanding stock of the Company. The transfers were made effective January 10, 2002.

Each of the three shareholders exchanged their respective number of shares of stock in CIG for assets in proportion to their aggregate ownership percentage of CIG. The following assets were distributed from CIG to the Company:

Description	Amount
Cash	$ 95,267
Furniture and equipment	28,338
Total	**$ 123,605**

Each shareholder received the same number of shares in the Company as they previously owned in CIG.

7. **CONSOLIDATED SUBSIDARY**

CFMI Insurance Agency, LLC is a Colorado Limited Liability Company (the LLC). All of the member interests are owned by the Company. The LLC was formed on May 10, 2002 to sell insurance policies.

The following is a summary of the balance sheet of the Company's consolidated subsidiary at yearend:

Assets	$16,620
Liabilities	16,520
Member equity	100

The assets of the subsidiary are readily available for protection of the Company's customers, broker-dealers, and other creditors, as permitted by rule 15c3-1.

8. **RELATED PARTY TRANSACTIONS**

The Company has a broker relationship with Holmes and Turner financial Services. The president of the Company is one of the owners of Holmes and Turner Financial Services. The Company earned $120,337 in commission revenue and recorded $77,016 of commission expense in transactions with Holmes and Turner for the year ended December 31, 2002.

9. **EXEMPTIVE PROVISION**

The Company claims an exemption from SEC Rule 15c3-3 based on Section (k)(2)(ii) that all customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing broker is RBC Dain Rauscher, Inc.

CASCADE FINANCIAL MANAGEMENT, INC.

AND ITS WHOLLY-OWNED SUBSIDIARY

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2002

SCHEDULE I

TOTAL STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 152,596
ADD - Deferred income taxes payable	1,000
TOTAL CAPITAL	153,596
DEDUCTIONS AND/OR CHARGES:	
Nonallowable assets:	
Furniture and equipment - net	(41,128)
Organizational costs - net	(15,512)
Prepaid expenses	(35,150)
Receivable from employee	(8,500)
NET CAPITAL	$ 53,306
AGGREGATE INDEBTEDNESS:	
Accounts payable and accrued liabilities	119,853
Income taxes payable	1,400
Deferred income taxes payable	1,000
Total aggregate indebtedness	122,253
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -	
Minimum dollar net capital requirement	50,000
Excess net capital	3,306
Excess net capital at 1,000 percent	41,321
Ratio: Aggregate indebtedness to net capital	2.30 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2002)	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	62,839
Audit adjustments to record additional expenses	(27,158)
Audit adjustment to record additional income	16,625
Addition - deferred income taxes payable	1,000
NET CAPITAL PER ABOVE	$ 53,306

See Independent Auditors' Report and Notes to Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC.

AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATING SCHEDULE OF ASSETS, LIABILITIES, AND STOCKHOLDERS' EQUITY
DECEMBER 31, 2002

ASSETS	Cascade Financial Management, Inc.	CFMI Insurance Agency, LLC	Eliminations	Consolidated
CURRENT ASSETS:				
Cash (Note 1)	$ 43,188	$	$	$ 43,188
Cash deposits with clearing organizations	35,000			35,000
Receivable from broker-dealer and clearing organization	96,371			96,371
Prepaids:				
2003 NASD fees	17,952			
Computer services	4,250			
Rent	12,948			
Receivable from employee	8,500			8,500
Investment in CFMI Insurance Agency, LLC	100		(100)	
Receivable from Cascade Financial Management, Inc.		14,506	(14,506)	
Total current assets	218,309	14,506	(14,606)	218,209
FURNITURE AND EQUIPMENT (Notes 1 and 6)	47,246			47,246
Less accumulated depreciation	(6,118)			(6,118)
Furniture and equipment - net	41,128			41,128
OTHER ASSETS -				
Organizational costs, net of accumulated amortization of $2,995 and $487, respectively	13,398	2,114		15,512
TOTAL	$ 272,835	$ 16,620	(14,606)	$ 274,849

LIABILITIES AND STOCKHOLDERS' EQUITY	Cascade Financial Management, Inc.	CFMI Insurance Agency, LLC	Eliminations	Consolidated
CURRENT LIABILITIES:				
Accounts payable and accrued liabilities	$ 103,333	$ 16,520		$ 119,853
Income taxes payable	1,400			1,400
Payable to CFMI Insurance Agency, LLC	14,506		(14,506)	
Total current liabilities	119,239	16,520	(14,506)	121,253
LONG-TERM LIABILITY -				
Deferred income taxes payable (Note 1)	1,000			1,000
COMMITMENTS (Note 5)				
STOCKHOLDERS' EQUITY (Note 6):				
Common stock, no par value; 50,000 shares authorized, 135 issued and outstanding	151,158			151,158
Retained earnings	1,438			1,438
Member equity		100	(100)	
Total stockholders' equity	152,596	100	(100)	152,596
TOTAL	$ 272,835	$ 16,620	$ (14,606)	$ 274,849

See Independent Auditors' Report and
Notes to Financial Statements.

CASCADE FINANCIAL MANAGEMENT, INC.

AND ITS WHOLLY-OWNED SUBSIDIARY

CONSOLIDATING SCHEDULE OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

	Cascade Financial Management, Inc.	CFMI Insurance Agency, LLC	Eliminations	Consolidated
REVENUES:				
Commissions	$ 1,337,325			$ 1,337,325
Insurance fees	189,520	$ 101,211		290,731
Investment advisory fees	361,484			361,484
Interest	8,737			8,737
Equity income from subsidiary	39,780		(39,780)	
Total revenues	1,936,846	101,211	(39,780)	1,998,277
EXPENSES:				
Employee compensation and benefits	1,161,078	60,944		1,222,022
Floor brokerage, exchange, and clearance fees	167,036			167,036
Rent	140,826			140,826
Market research and quotes	101,258			101,258
Payroll and property taxes	67,841			67,841
Registration and licensing	37,798			37,798
Marketing and business development	28,732			28,732
Professional services	27,538			27,538
Dues and subscriptions	26,645			26,645
Supplies	22,959			22,959
Telephone	22,169			22,169
Travel	19,825			19,825
Meals and entertainment	19,078			19,078
Repairs and maintenance	14,363			14,363
Insurance	14,096			14,096
Postage and shipping	10,578			10,578
Contributions	10,572			10,572
Moving expense	7,727			7,727
Printing	7,132			7,132
Computer services	6,118			6,118
Depreciation	5,837			5,837
Training	5,487			5,487
Amortization	4,833	487		5,320
Other expenses	3,482			3,482
Total expenses	1,933,008	61,431		1,994,439
INCOME BEFORE TAXES	$ 3,838	$ 39,780	$ (39,780)	$ 3,838

See Independent Auditors' Report and
Notes to Financial Statements.